UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 50)(1)

                          DYNACORE HOLDINGS CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)
               Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                26779T 30 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Asher B. Edelman,
                                717 Fifth Avenue
                     New York, New York 10022 (212) 371-7711
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 24, 2003
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                         (Continued on following pages)

                              (Page 1 of 24 Pages)

--------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779T 30 08            13D                    Page 2 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Asher B. Edelman

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF         7.  SOLE VOTING POWER:  697,125
                                          -------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:  0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        697,125
                                               --------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:  0
                                                -------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 697,125

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .4%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 3 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Edelman Family Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]


3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF         7.  SOLE VOTING POWER:    46,825
                                        --------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:   0
                                           -----------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        46,825
                                               -------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:
                                                --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 46,825


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .2%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 4 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY
         -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [x]
                                                            (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF         7.  SOLE VOTING POWER:    19,255
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER   0
                                          -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:  19,255
                                               -------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:    0
                                                 ------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,255


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .1%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 5 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Michelle Vrebalovich

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF         7.  SOLE VOTING POWER:    205,629
                                        -------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:    0
                                            ----------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        205,629
                                               ------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER   0
                                               ------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 205,629


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 6 of 24 Pages


1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Edelman Value Fund, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [_] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF         7.  SOLE VOTING POWER:    0
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:   211,197
                                           -------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        0
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:  211,197
                                                 -------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 211,197


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%

14. TYPE OF REPORTING PERSON*: CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 7 of 24 Pages
NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Plaza Securities Company

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [_] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF         7.  SOLE VOTING POWER:    99,381
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:   0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        99,381
                                             ---------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:  0
                                                ------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,381


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .5%


14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 8 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         A.B. Edelman Management Co.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF         7.  SOLE VOTING POWER:    0
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:   0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        0
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:  212,130 (Shares owned by
                                                 -------------------------
Canal Capital Corporation and Edelman Value Partners, L.P.)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 212,130 (Shares owned by Canal Capital Corporation and Edelman Value Partners, L.P.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%

14. TYPE OF REPORTING PERSON*: CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 9 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Canal Capital Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF         7.  SOLE VOTING POWER:             82,278
                                        --------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           ---------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:                 0
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:      82,278
                                                ------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,278


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .4%

14. TYPE OF REPORTING PERSON*: CO

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 10 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Edelman Value Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [_] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF         7.  SOLE VOTING POWER:    129,852
                                        ----------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           -----------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        129,852
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:   0
                                                --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 129,852


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .7%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 11 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Felicitas Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF         7.  SOLE VOTING POWER:             1,416
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           -----------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:                 0
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:   1,416
                                                -------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING  PERSON:  1,416
                    -----------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than .1%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 12 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         A.B. Edelman Limited Partnership

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF         7.  SOLE VOTING POWER:             211,527
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:                 211,527
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:               0
                                               --------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 211,527


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.1%

14. TYPE OF REPORTING PERSON*: PN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 13 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Canal Corporation Retirement Plan

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF         7.  SOLE VOTING POWER:    27,287
                                        -------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           -----------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        27,287
                                             ---------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:   0
                                                ------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:  27,287
                   ------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .1%

14. TYPE OF REPORTING PERSON*: EP

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 14 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Datapoint Corporation Supplemental Executive Retirement Plan

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF         7.  SOLE VOTING POWER:    71,253
                                        --------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:        71,253
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:   0
                                                -------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,253


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .4%

14. TYPE OF REPORTING PERSON*: EP

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 15 of 24 Pages

1. NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

  Asher B. Edelman, as Escrow Agent for the Benefit of the Holders of Record of
        Dynacore Holdings Corporation Common Stock on February 24, 2003

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                     (b) [ ]

3. SEC USE ONLY


4.       SOURCE OF FUNDS*: Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF         7.  SOLE VOTING POWER:    9,983,250
                                        ---------------------------------------
SHARES
BENEFICIALLY      8.  SHARED VOTING POWER:           0
                                           ------------------------------------
OWNED BY
EACH              9.  SOLE DISPOSITIVE POWER:                 0
                                             ----------------------------------
REPORTING
PERSON WITH      10.  SHARED DISPOSITIVE POWER:   0
                                                -------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,983,250


12. CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.8%

14. TYPE OF REPORTING PERSON*: IN

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26779T 30 08            13D                    Page 16 of 24 Pages


         This Amendment No. 50 to Schedule 13D amends the Schedule 13D filed by Asher B. Edelman, among others, with the Securities and Exchange Commission on March 4, 2003 to add Asher B. Edelman, in his capacity as Escrow Agent for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003.

Item 1.           Security and Issuer.

         This Schedule 13D, as amended, relates to common stock, par value $.01 per share ("Common Stock"), issued by Dynacore Holdings Corporation (the "Issuer" or the "Company"), whose principal domestic executive offices are at 9901 IH 10 West, Suite 800, San Antonio, Texas 78230.

Item 2.           Identity and Background.

     The persons  filing this  Schedule 13D (the  "Reporting  Persons")  are (i)
Asher B. Edelman, individually (ii) Irving Garfinkel, as custodian for Christopher Asher Edelman UTMA/NY, (iii) Edelman Family Partnership, (iv) L.P., Edelman Value Fund, Ltd., (v) Michelle Vrebalovich, (vi) Plaza Securities
Company, (vii) A.B. Edelman Management Co. Inc., (viii) Canal Capital Corporation, (ix) Edelman Value Partners, L.P., (x) Felicitas Partners, L.P.,
(xi) A.B. Edelman Limited Partnership,  (xii) Canal Corporation Retirement Plan,
(xiii) Datapoint Corporation Supplemental Executive Retirement Plan, and (xiv) Asher B. Edelman, in his capacity as Escrow Agent (the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation Common Stock on February 24, 2003.

         Mr. Edelman's business address is 717 Fifth Avenue, New York, New York 10022 and his present principal occupation is Vice Chairman of the Company's Board of Directors and Chairman of the Board's Executive Committee.

         Mr. Garfinkel's business address is 717 Fifth Avenue, New York, New York 10022 and his present principal occupation is self-employed investment manager.

         Edelman Family Partnership, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Garfinkel and Gerald Agranoff are denominated as the general partners for Edelman Family Partnership, L.P. Mr. Agranoff's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

CUSIP No. 26779T 30 08            13D                    Page 17 of 24 Pages

         Edelman Value Fund, Ltd.'s, a British Virgin Islands corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Asher B. Edelman and Associates LLC, a limited liability corporation organized under the laws of Turks and Caicos, is denominated as the business manager for Edelman Value Fund, Ltd. Asher B. Edelman and Associates LLC's principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Garfinkel, Mr. Agranoff and Sebastiano Andina are denominated as the general partners of Asher B. Edelman and Associates LLC. Mr. Andina's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

         Ms. Vrebalovich's residential address is 8 E. 63rd Street, New York, New York 10021 and her present occupation is owner of Traffic, Inc., whose principal business address is 648 Broadway, New York, New York 10012.

         Plaza Securities Company's, a New York partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman, Agranoff and Garfinkel are denominated as the general partners of Plaza Securities Company.

         A.B. Edelman Management Co. Inc.'s., a New York corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is the sole stockholder and director and also is an executive officer along with Messrs. Agranoff and Garfinkel of A.B Edelman Management Co. Inc.

         Canal Capital Corporation's, a Delaware corporation, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman, Mr. Agranoff and Michael E. Schultz are directors and Mr. Schultz and Reginald Schauder are executive officers of Canal Capital Corporation. Mr. Schultz's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager. Mr. Schauder's business address is 717 Fifth Avenue, New York, New York 10022 and his principal occupation is self-employed investment manager.

     Edelman Value Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. A.B. Edelman Management Co. Inc. is denominated as the general partner of Edelman Value Partners, L.P.

CUSIP No. 26779T 30 08            13D                    Page 18 of 24 Pages

     Felicitas Partners, L.P.'s, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman and Citas Partners are denominated as the general partners of Felicitas Partners, L.P. Citas Partners', a New York partnership, principal business address is 717 Fifth Avenue, New York, New York 10022 and its principal business is investment management. Mr. Edelman and A.B. Edelman Management Co. Inc. are denominated as partners of Citas Partners.

         A.B. Edelman Limited Partnership's, a Delaware limited partnership, principal business is investment management and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Edelman is denominated as the general partner of A.B. Edelman Limited Partnership.

         Canal Corporation Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former employees of Canal Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Messrs. Edelman and Schultz are the trustees for Canal Corporation Retirement Plan.

         Datapoint Corporation Supplemental Executive Retirement Plan's, a New York employee benefit plan, principal business is to pay retirement benefits to former executives of Datapoint Corporation and its principal business address is 717 Fifth Avenue, New York, New York 10022. Mr. Agranoff is the trustee for Datapoint Corporation Supplemental Executive Retirement Plan.

         During the last five years none of Messrs. Edelman, Garfinkel (as custodian for Christopher Asher Edelman UTMA/NY), Agranoff, Andina, Schultz, Schauder, Ms. Vrebalovich, Edelman Value Fund, Ltd., Edelman Family Partnership, L.P., Asher B. Edelman and Associates LLC, Plaza Securities Company, A.B. Edelman Management Co. Inc., Canal Capital Corporation, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B. Edelman Limited Partnership, Citas Partners, Canal Corporation Retirement Plan or Datapoint Corporation Supplemental Executive Retirement Plan have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 26779T 30 08            13D                    Page 19 of 24 Pages

         All of the individual Reporting Persons are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         The shares acquired by Asher B. Edelman in his capacity as Escrow Agent (the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation on February 24, 2003 were issued as a dividend to such holders but are being held in escrow until they are registered for sale under the Securities Act of 1933, as amended (the "Securities Act").


Item 4.           Purpose of Transaction

         The securities acquired by the Escrow Agent are shares issuable as a dividend to shareholders of the Issuer as of February 24, 2003 and are being held in escrow until they are registered under the Securities Act at which point they will be released from escrow and distributed to the holders of record of the Issuer's Common Stock on February 24, 2003. The purpose for which (i) Mr. Edelman, and (ii) all the other Reporting Persons, and (iii) the persons for whom Mr. Edelman is acting as Escrow Agent acquired the Issuer's shares is for investment. From February 1993 until February 25, 2003, Mr. Edelman was Chairman of the Board of Directors and Chief Executive Officer of the Company. Since February 25, 2003, he has been Vice Chairman of the Company's Board of Directors.

         The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon various factors, including the Company's Business affairs and financial position, the price levels of the shares of the Common Stock, and conditions in the securities markets and general economic and industry conditions, will take such actions with respect to their respective investments in the Company as they deems appropriate in light of the circumstances existing from time to time. Such actions may include the acquisition of additional shares of the Common Stock through the open-market or in privately negotiated transactions to one or more purchasers under appropriate circumstances.

         Except as set forth above, none of (i) Messrs. Edelman, individually or in his capacity as Escrow Agent, (ii) Garfinkel (as custodian for Christopher Asher Edelman UTMA/NY), (iii) Agranoff, (iv) Andina, (v) Schultz, (vi) Schauder,
(vii) Ms. Vrebalovich, (viii) Edelman Value Fund, Ltd., (ix) Edelman Family Partnership, L.P., (x) Asher B. Edelman and Associates LLC, (xi) Plaza Securities Company, (xii) A.B. Edelman Management Co., (xiii) Canal Capital Corporation, (xiv) Edelman Value Partners, (xv) L.P., Felicitas Partners, L.P.,
(xvi)A.B. Edelman Limited Partnership, (xvii) Citas Partners, (xviii) Canal Corporation Retirement Plan, or (xix) Datapoint Corporation Supplemental Executive Retirement Plan have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) any material change in the present capitalization or in dividend policy of the Issuer;

CUSIP No. 26779T 30 08            13D                    Page 20 of 24 Pages

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange of 1934, as amended; or

         (j) any action similar to any of those enumerated above.

         The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.           Interest in Securities of the Issuer.

         Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 19,577,894 shares of Common Stock outstanding as of February 25, 2003, based upon information received from the Issuer.

CUSIP No. 26779T 30 08            13D                    Page 21 of 24 Pages

         As of the close of business on February 25, 2003:

                  (i) Plaza Securities Company ("Plaza") owns 99,381 shares of Common Stock constituting approximately .5% of the Common Stock outstanding;

                  (ii) A.B. Edelman Management Co., Inc. ("Edelman Management") owns no shares of Common Stock. As investment manager for Canal Capital Corporation ("Canal") and as sole general partner of Edelman Value Partners, L.P., Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of 82,278 shares of Common Stock owned by Canal and the 129,852 shares of Common Stock owned by Edelman Value Partners, L.P., totaling 212,130 beneficially owned shares. Such shares constitute approximately 2.2% of the Common Stock outstanding.

                  (iii) Canal Capital Corporation ("Canal") owns 82,278 shares of Common Stock constituting approximately .4% of the Common Stock outstanding.

                  (iv) Edelman Value Partners, L.P. owns 129,852 shares of Common Stock constituting approximately .7% of the Common stock outstanding.

                  (v) Edelman Value Fund, Ltd. owns 211,197 shares of Common Stock constituting 1.1% of the Common Stock outstanding.

                  (vi) Felicitas Partners, L.P. owns 1,416 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

                  (vii) A.B. Edelman Limited Partnership owns 211,527 shares of Common Stock constituting 1.1% of the Common Stock outstanding.

                  (viii) The Uniform Gifts to Minors accounts for Mr. Edelman's three (3) daughters for which he is custodian own a total of 4,728 shares of Common Stock constituting less than .1% of the Common Stock outstanding.

CUSIP No. 26779T 30 08            13D                    Page 22 of 24 Pages

                  (ix) Edelman Family Partnership, L.P. owns 46,825 shares of Common Stock constituting approximately .2% of the Common Stock outstanding.

                  (x) Michelle Vrebalovich, Mr. Edelman's spouse, owns 205,629 shares of Common Stock constituting approximately 1.1% of the Common Stock outstanding.

                  (xi) The Uniform Gifts to Minors account for Mr. Edelman's son for which Irving Garfinkel is custodian owns a total of 19,255 shares of Common Stock constituting .1% of the Common Stock outstanding.

                  (xii) Asher B. Edelman owns 1,125 shares of Common Stock in a Keough plan. He also directly owns 696,000 shares of Common Stock. By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the 1,709,213 shares of Common Stock beneficially owned by the foregoing persons and himself, constituting approximately 12.3% of the Common Stock outstanding.

                  (xiii) The Canal Corporation Retirement Plan owns 27,287 shares of Common Stock constituting approximately .1% of the Common Stock outstanding.

                  (xiv) The Datapoint Corporation Supplemental Executive Retirement Plan ("Datapoint Plan") owns 71,253 shares of Common Stock constituting .4% of the Common Stock outstanding.

                  (xv) Asher B. Edelman, in his capacity as Escrow Agent (in such capacity, the "Escrow Agent") for the Benefit of the Holders of Record of Dynacore Holdings Corporation on February 24, 2003, owns no shares of Common Stock; however, each share of the 250,000 shares of Series A Convertible Preferred Stock and share of the 1,127,000 shares of Series B Convertible Preferred Stock held in escrow (collectively, the "Preferred Stock") is convertible at any time into 7.25 shares of Common Stock and is entitled to one vote per share of Preferred Stock on any matter presented to the holders of the Common Stock. Although the Escrow Agent does not have any pecuniary interest in the shares of Preferred Stock held in escrow (the "Escrowed Stock") and is not authorized to sell, convert or otherwise dispose of any shares of Escrowed Stock, the Escrow Agent does have the power to vote the Escrowed Shares. Accordingly, by reason of the provisions of Section 13(d)-3, the Escrow Agent may be deemed to beneficially own 9,983,250 shares constituting 33.8% of the Common Stock outstanding. The foregoing determination of the percentage of the Common Stock outstanding assumes that all of the shares of Escrowed Stock have been converted into shares of Common Stock. Such assumption is made only for purposes of this Item 5(a)(xv). For so long as the shares of Escrowed Stock are held in escrow and are reported in this Item 5(a)(xv) by the Escrow Agent, none of the other Reporting Persons will separately report beneficial ownership of their respective portions of the Escrowed Stock or the shares of Common Stock into which they are convertible .

                  (xvi) Certain other persons who are related to, affiliated with or customers of Mr. Edelman own Common Stock but are not members of the group of reporting persons due to the absence of voting or dispositive power over such shares. Such persons include: (A) Penelope Edelman, Mr. Edelman's former wife, who owns 411 shares of Common Stock constituting less than .1% shares of Common Stock outstanding; and (B) Three Uniform Gifts to Minors Accounts for the benefit of children of Mr. Edelman, of which Mr. Edelman's former wife is custodian, own 13,172 shares of Common Stock constituting less than .1% of the Common Stock outstanding;

CUSIP No. 26779T 30 08            13D                    Page 23 of 24 Pages

                  (xvii) To the best knowledge of the Reporting Persons, certain directors, officers and/or general partners of the Reporting Persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Gerald N. Agranoff, a director of Canal, a general partner of Edelman Family Partnership, and a Trustee of the Datapoint Plan, currently owns 6,618 shares of Common stock, constituting less than .1% of the outstanding shares; and (B) Irving Garfinkel, a general partner of Plaza, a general partner of Edelman Family Partnership, an executive officer of Edelman Management and a Trustee of the Datapoint Plan currently owns 1,481 shares of Common Stock, constituting less than .1% of the outstanding shares. Mr. Edelman expressly disclaims ownership of the foregoing shares.

         (c) Other than as reflected above, there were no transactions in the Common Stock within the 60 days preceding this Amendment by the Reporting Persons and, to the best knowledge of the Reporting Persons, by the other named individuals and entities above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

CUSIP No. 26779T 30 08            13D                    Page 24 of 24 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 4, 2003


               By:              /s/ Asher B. Edelman
                    ---------------------------------------------------------
                     Asher B. Edelman, (i) individually and (ii) in his capacity as Escrow Agent for the Benefit of the Holders of Record Dynacore Holdings Corporation Common Stock on February 24, 2003, and (iii) as attorney-in-fact for each of Plaza Securities Company, Canal Capital Corporation, A.B. Edelman Limited Partnership, Edelman Value Partners, L.P., Felicitas Partners, L.P., A.B.
                     Edelman Management Co., Inc.,   Canal
                     Capital Corporation Retirement Plan, Datapoint Corporation Supplemental Executive Retirement Plan, Edelman Family Partnership Fund, L.P. and
                     Edelman Value Fund, Ltd. under powers of attorney.


               By: /s/ Michelle Vrebalovich
                   ------------------------
                    Michelle Vrebalovich


               By: /s/ Irving Garfinkel
                   --------------------
                       Irving Garfinkel, as Custodian for
                       Christopher Asher Edelman UTMA/NY